UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 14, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 14, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 14, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FIRST QUARTER 2015 RESULTS

Highlights

•	Realized the highest first quarter crude tanker spot rates since 2008 and the highest LR2 product tanker spot rates since 2006.

•

Reported first quarter 2015 adjusted net income attributable to shareholders(1) of $39.0 million, or $0.34 per share, compared to $16.9 million, or $0.20 per share, in the same period of the prior year.

•	Generated first quarter 2015 Free Cash Flow(2) of $0.46 per share, an increase of 31 percent from the fourth quarter of 2014.

•	Took delivery of four Long Range 2 (LR2) product tankers and one Aframax tanker for an aggregate purchase price of approximately $230 million during the quarter.

Hamilton, Bermuda, May 14, 2015—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to its shareholders (1) (as detailed in Appendix A to this release) of $39.0 million, or $0.34 per share, for the quarter ended March 31, 2015, compared to $16.9 million, or $0.20 per share, for the same period in the prior year. The increase is primarily due to stronger spot tanker rates in the first quarter of 2015 compared to the same period in the prior year, an increase in fleet size due to the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and the addition of 10 in-chartered vessels delivered during 2014. Adjusted net income attributable to shareholders excludes a number of specific items that had the net effect of increasing net income attributable to shareholders by $9.6 million, or $0.11 per share, for the three months ended March 31, 2014 as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $39.0 million, or $0.34 per share, for the quarter ended March 31, 2015, compared to $26.4 million, or $0.31 per share, for the quarter ended March 31, 2014. Net revenues(3) were $100.0 million and $60.3 million for the three months ended March 31, 2015 and 2014, respectively.

During the first quarter of 2015, the Company generated $53.0 million, or $0.46 per share, of Free Cash Flow(2), compared to $31.7 million, or $0.35 per share, in the fourth quarter of 2014 due to higher average spot rates earned and an increase in fleet size. On April 2, 2015, Teekay Tankers declared a dividend of $0.03 per share for the first quarter of 2015, which was paid on April 30, 2015 to all shareholders of record on April 17, 2015. Since the Company’s inception, it has declared dividends in 30 consecutive quarters.

“The Company experienced the strongest quarter in six years with free cash flow of $53 million, or $0.46 per share, resulting in an annualized free cash flow yield of 32 percent based on the average share price during the first quarter,” commented Kevin Mackay, Chief Executive Officer of Teekay Tankers.

“Over the past four months, crude spot tanker rates have achieved the highest average levels since the strong winter market of 2008,” Mr. Mackay continued. “The continued strength in the tanker market reflects the strong tanker market fundamentals on the back of a shrinking mid-size tanker fleet, increased crude oil trade volumes and growing global oil demand. Low global oil prices, high crude oil supply, and seasonal factors such as increased oil demand and winter weather delays, have provided further support to the crude tanker market during the first quarter. Crude spot tanker rates have remained counter-seasonally strong into the second quarter of 2015 due to record-high Saudi Arabian oil production and a relatively light refinery maintenance schedule as refiners continue to take advantage of positive margins.”

Mr. Mackay added, “With approximately 85 percent of our fleet operating in the spot tanker market over the next 12 months and a low cash break-even rate, we believe Teekay Tankers is well-positioned to benefit from the fundamental strength in the global tanker market.”

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Summary of Recent Developments

New Fleet Deliveries

In the first quarter of 2015, Teekay Tankers completed the acquisition of four LR2 product tankers and one Aframax tanker for an aggregate purchase price of approximately $230 million. With an average age of 3.8 years, the five new vessels reduce the average age of Teekay Tankers’ fleet by approximately one year. The Company took delivery of three vessels in February and two vessels in March. All four LR2 product tankers are currently trading in the Taurus LR2 pool and the Aframax tanker is on voyage charter until vetting inspections are completed for joining the Teekay Aframax RSA.

Time Charter-In Vessels

During the first quarter of 2015, Teekay Tankers secured time charter-in contracts for one additional Aframax vessel and one additional LR2 vessel, bringing Teekay Tankers’ total time charter-in fleet to 12 vessels. The new time charter-in contracts have an average daily rate of $21,250 and firm contract periods of 24 months, with extension options. The time charter-in contract for the Aframax vessel commenced in April 2015 and the LR2 vessel contract is expected to commence in the second quarter of 2015.

Time Charter-Out Vessel

In April 2015, Teekay Tankers entered into a time charter-out contract for one Aframax vessel. The new time charter-out contract has a daily rate of $24,000 and a firm contract period of 12 months.

(1)

Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Free Cash Flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of Free Cash Flow (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(3)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Tanker Market

The positive momentum in crude tanker spot rates during the fourth quarter of 2014 continued into the first quarter of 2015, with rates reaching the highest average first quarter levels since 2008. The strength in crude tanker spot rates was primarily a result of continued low global oil prices, high crude oil supply and winter weather delays. Low global oil prices and high crude oil supply have positively impacted tanker rates in a number of ways, including the following:

•	Lower oil prices are driving onshore strategic and commercial stockpiling, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserves;

•	Refinery throughput has remained high as refiners take advantage of strong refining margins; and

•	Reduced bunker fuel prices have been positive for tanker earnings due to lower voyage operating costs.

Crude tanker rates have been counter-seasonally strong in the first half of the second quarter of 2015 due to increased oil demand, which has resulted from on-going low oil prices, record-high Saudi Arabian oil production, and a relatively light refinery maintenance schedule as refiners defer scheduled maintenance to take advantage of strong refining margins.

LR2 product tanker rates in the first quarter of 2015 averaged the highest for a first quarter since 2006. LR2 product tanker rates have been supported by the ramp up of new refineries in the Middle East, which has encouraged long-haul product exports, while Asian naphtha imports remain historically strong. Low oil prices continue to put downward pressure on naphtha prices in relation to liquefied petroleum gas (LPG), which has led some petrochemical plants to consume naphtha rather than LPG for feedstock purposes.

The global tanker fleet grew by 3.3 million deadweight tonnes (mdwt), or 0.7 percent, in the first quarter of 2015. The global Suezmax fleet grew by four vessels, or 0.8 percent, while the uncoated Aframax fleet grew by only one vessel, or 0.2 percent, and the LR2 fleet grew by 0.8 mdwt, or 2.8 percent. Looking ahead, the global tanker fleet is forecast to grow 1.5 to 2.5 percent in 2015, with growth again weighted towards the product tanker sectors. Another year of negative fleet growth is expected for the Suezmax and uncoated Aframax sectors in 2015.

In April 2015, the International Monetary Fund (IMF) held its outlook for 2015 global economic growth at 3.5 percent, consistent with its January 2015 forecast. This marks a modest improvement from global economic growth of 3.4 percent in 2014. Based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC, global oil demand is forecast to grow by 1.1 million barrels day (mb/d) in 2015, which is 0.3 mb/d higher than demand growth in 2014.

The outlook for crude tanker fleet utilization and spot tanker rates is expected to remain positive in 2015 based on a shrinking mid-size crude tanker fleet and a continued increase in long-haul tanker demand as more crude oil moves from the Atlantic to Pacific basin. The impact of low oil prices is also expected to provide support for tanker demand in the first half of 2015.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Time Charter-Out Fleet
Suezmax revenue days	—	130	180
Suezmax TCE per revenue day	—	$20,326	$20,308
Aframax revenue days	469	658	812
Aframax TCE per revenue day	$17,614	$17,662	$17,586
MR revenue days	50	92	90
MR TCE per revenue day (i)	$39,036	$37,352	$34,069

Spot Fleet
Suezmax revenue days	893	783	685
Suezmax spot TCE per revenue day	$39,433	$26,627	$28,079
Aframax revenue days	1,060	789	266
Aframax spot TCE per revenue day (ii)	$30,708	$25,677	$22,591
LR2 revenue days	690	644	270
LR2 spot TCE per revenue day	$24,899	$21,884	$13,905
MR revenue days	200	184	180
MR spot TCE per revenue day	$18,751	$17,109	$13,403
VLCC revenue days	—	—	20
VLCC spot TCE per revenue day	—	—	$23,378

Total Fleet
Suezmax revenue days	893	913	865
Suezmax TCE per revenue day	$39,433	$25,727	$26,462
Aframax revenue days	1,529	1,447	1,078
Aframax TCE per revenue day	$26,060	$22,146	$18,821
LR2 revenue days	690	644	270
LR2 TCE per revenue day	$24,899	$21,884	$13,905
MR revenue days	250	276	270
MR TCE per revenue day (i)	$22,836	$23,857	$20,291
VLCC revenue days	—	—	20
VLCC TCE per revenue day	—	—	$23,378

(i)	The charter rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)

The combined average spot TCE rate for the Aframax tankers trading in both the Aframax pools and on non-pool voyage charters was $29,794 per day and $25,881 per day for the three months ended March 31, 2015 and December 31, 2014, respectively. No Aframax tankers in the Company’s fleet traded on non-pool voyage charters for the three months ended March 31, 2014.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of May 1, 2015 (including a committed charter-in vessel):

	Owned Vessels	Chartered- in Vessels	Total
Fixed-rate:
Aframax Tankers	7	—	7
VLCC Tanker(i)	1	—	1

Total Fixed-Rate Fleet	8	—	8

Spot-rate:
Suezmax Tankers	10	—	10
Aframax Tankers(ii)	5	9	14
LR2 Product Tankers(iii)	7	3	10
MR Product Tankers	3	—	3

Total Spot Fleet	25	12	37

Total Teekay Tankers Fleet	33	12	45

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)	Includes nine Aframax tankers with charter-in contracts that expire between June 2015 and September 2017; six of these vessels have options to extend.
(iii)

Includes two LR2 product tankers with charter-in contracts that expire in July 2015; both of these vessels have options to extend. The Company expects the remaining time charter-in LR2 vessel to deliver in the second quarter of 2015.

Liquidity

As of March 31, 2015, the Company had total liquidity of $200.7 million (comprised of $40.5 million in cash and cash equivalents and $160.2 million in undrawn revolving credit facilities), compared to total liquidity of $289.0 million as at December 31, 2014. The decrease in the Company’s liquidity position during the quarter is primarily due to the acquisition of five conventional tankers for a total purchase price of $230 million, net of a new $127 million loan facility.

Availability of 2014 Annual Report

The Company filed its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 28, 2015. Copies are available on Teekay Tankers’ website, under “Investors – Teekay Tankers Ltd. – Financials & Presentations”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Tankers’ Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 14, 2015 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2015. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside of North America, and quoting conference ID code 2078991.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, May 28, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2078991.

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About Teekay Tankers

Teekay Tankers currently owns a fleet of 32 double-hull tankers, including 12 Aframax tankers, ten Suezmax tankers, seven Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers, and has contracted 12 time charter-in tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a minority interest of 9.3 percent in Tanker Investments Ltd., which currently owns a fleet of 20 modern tankers, including six vessels to be acquired in the second quarter of 2015. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Web site: www.teekay.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31, 2015 (unaudited)	December 31, 2014 (unaudited)	March 31, 2014 (unaudited)
Net pool revenues	80,509	56,302	30,163
Time charter revenues	10,517	17,803	21,482
Voyage charter revenues	7,528	1,826	996
Interest income from investment in term loans (1)	—	—	9,118
Other revenues (2)	5,324	—	—

Total revenues	103,878	75,931	61,759

Voyage expenses	(3,834)	(2,061)	(1,439)
Vessel operating expenses	(22,441)	(23,708)	(22,794)
Time-charter hire expense	(15,003)	(13,687)	(1,052)
Depreciation and amortization	(13,672)	(12,774)	(12,502)
General and administrative	(3,300)	(2,714)	(3,192)
Restructuring charge (2)	(5,324)	—	—

Income from operations	40,304	20,987	20,780

Interest expense	(2,365)	(2,078)	(2,347)
Interest income	31	40	138
Realized and unrealized (loss) gain on derivative instruments (3)	(1,587)	(189)	1,644
Equity income (4)	2,582	1,007	2,594
Other income	20	492	3,623

Net income	38,985	20,259	26,432

Earnings per share attributable to shareholders of Teekay Tankers
- Basic	0.34	0.23	0.32
- Diluted	0.34	0.22	0.31

Weighted-average number of total common shares outstanding
- Basic	115,044,039	89,736,138	83,617,408
- Diluted	115,633,035	90,214,327	83,973,172

(1)

In 2010, the Company invested in two term loans (the Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date. As a result, the Company recognized an additional $9.1 million of interest income owing under the Loans for the quarter ended March 31, 2014. In May 2014, the Company sold to Tanker Investments Limited (TIL) these two vessels for aggregate proceeds of $154 million plus related working capital on closing of $1.7 million.

(2)

The restructuring charge amount relates to redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer during the three months ended March 31, 2015. The other revenues amount represents the associated 100 percent reimbursement of the redundancy cost from the customer.

(3)

Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $2.5 million, $2.5 million and $2.5 million for the three months ended March 31, 2015, December 31, 2014 and March 31, 2014, respectively.

(4)

Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 14 conventional tankers at March 31, 2015, its 50 percent interest in High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay’s conventional tanker commercial and technical management operations. The total equity income of $2.6 million for the three months ended March 31, 2015 includes a loss of $0.8 million, which was the Company’s proportionate share of items included in Appendix A to this release, related primarily to a cancellation fee paid to the joint venture partner upon the acquisition of its 49 percent share of Teekay Marine Limited (TML), unrealized gains or losses on derivative instruments and foreign exchange items.

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Components of equity income are detailed in the table below:

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
High-Q Joint Venture	545	929	553
Tanker Investments Ltd.	1,770	250	(13)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	2,054
Teekay Tanker Operations Ltd.	267	(172)	—

Total equity income	2,582	1,007	2,594

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2015 (unaudited)	As at December 31, 2014 (unaudited)
ASSETS
Cash and cash equivalents	40,513	162,797
Pool receivable from affiliates	36,774	35,254
Accounts receivable	9,833	4,178
Prepaid assets	18,030	8,883
Due from affiliates	44,059	42,502
Vessels and equipment	1,047,231	828,291
Investment in and advances to equity accounted investments	75,979	73,397
Derivative asset (1)	4,617	4,657
Other non-current assets	2,428	5,400

Total assets	1,279,464	1,165,359

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	24,398	19,464
Current portion of long-term debt	147,004	41,959
Current portion of derivative liabilities	6,251	7,263
Deferred revenue	1,095	637
Due to affiliates	14,863	10,395
Long-term debt	564,912	614,104
Other long-term liabilities	15,917	15,814
Equity	505,024	455,723

Total liabilities and equity	1,279,464	1,165,359

(1)	Derivative asset reflects the fair value of a common stock purchase warrant issued by TIL to the Company in connection with the Company’s involvement in the formation of TIL.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2015 (unaudited)	March 31, 2014 (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net operating cash flow	39,755	4,862

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	221,587	30,998
Repayments of long-term debt	(5,092)	(5,091)
Prepayment of long-term debt	(161,592)	(5,000)
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(3,452)	(2,508)
Proceeds from equity offering net of offering costs	13,665	—

Net financing cash flow	65,116	19,666

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(226,916)	(365)
Investment in Tanker Investments Ltd.	—	(25,000)
Loan repayments from equity accounted investment	—	1,150
Term loan advance recoveries	—	1,179
Investment in Teekay Tankers Operations Ltd.	(239)	—

Net investing cash flow	(227,155)	(23,036)

(Decrease) increase in cash and cash equivalents	(122,284)	1,492
Cash and cash equivalents, beginning of the period	162,797	25,646

Cash and cash equivalents, end of the period	40,513	27,138

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2015 (unaudited)		March 31, 2014 (unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income—GAAP basis	38,985	$0.34	26,432	$0.31

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments (2)	(877)	($0.01)	(4,091)	($0.05)
Fair value on initial recognition of stock purchase warrants (3)	—	—	(3,420)	($0.04)
Dilution gain on equity accounted investment (4)	—	—	(2,054)	($0.02)
Other (5)	895	$0.01	7	—

Total adjustments	18	$0.00	(9,558)	($0.11)

Adjusted net income attributable to shareholders of Teekay Tankers	39,003	$0.34	16,874	$0.20

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gain due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL common stock purchase warrant.

(3)

Reflects the fair value on the initial recognition of the common stock purchase warrant issued by TIL to the Company during the three months ended March 31, 2014, which was received in connection with the Company’s involvement in the formation of TIL.

(4)	Reflects the dilution gain from the common share issuance completed as part of TIL’s initial public offering in March 2014.
(5)

The amount recorded in Other relates to foreign exchange items as well as adjustments to earnings of equity accounted investments, including a cancellation fee paid to the joint venture partner upon the acquisition of its 49 percent share of TML, foreign exchange gains or losses and the Company’s 50-percent portion of unrealized derivative instrument gains or losses recorded by the High-Q joint venture.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

FREE CASH FLOW

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure – Free Cash Flow

Free Cash Flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended March 31, 2015
(unaudited)
Net income for the period	38,985

Add:
Depreciation and amortization	13,672
Proportionate share of Free Cash Flow from equity accounted investments	3,599
Other	220

Less:
Unrealized gain on derivative instruments	(877)
Equity income	(2,582)

Free Cash Flow	53,017

Weighted-average number of common shares outstanding for the quarter	115,044,039

Free Cash Flow per share (rounded)	0.46

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TEEKAY TANKERS LTD.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	March 31, 2015 (unaudited)	December 31, 2014 (unaudited)	March 31, 2014 (unaudited)
Revenues	103,878	75,931	61,759
Voyage expenses	(3,834)	(2,061)	(1,439)

Net revenues	100,044	73,870	60,320

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated negative growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements from the Atlantic to Pacific basins, tanker fleet utilization and spot tanker rates; the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput and bunker fuel prices; TIL’s anticipated acquisition of six vessels; and the timing of a new charter-in vessel delivery. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; delays in delivery of a new charter-in vessel; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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